UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 9, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: RULES OF THE BONUS SHARE PLAN

RULES OF THE
ANGLOGOLD ASHANTI LIMITED
BONUS SHARE PLAN 2005

APPROVED BY SHAREHOLDERS AT GENERAL MEETING
ON 11 MARCH 2013

1
CONTENTS

RULES OF THE ANGLOGOLD ASHANTI LIMITED
BONUS SHARE PLAN 2005
PURPOSE OF THE PLAN:

The purpose of the Plan is to reward executives, managers and key employees for their annual contribution to achievement of company performance objectives, and a generation of value for shareholders. Through the issuing of a bonus, part of which is paid in cash and part of which is paid in shares or options, the Company hopes to encourage participants to build and maintain meaningful shareholdings in the Company.
1
DEFINITIONS AND INTERPRETATION
1.1
In this Plan, the following words and expressions shall have, where the context so admits, the meanings set forth below.
“Annual Accounts”
means the accounts produced by the Company on
an annual basis after they have been independently
audited and approved by the Board;
“Appropriate Period”
The period specified below (provided that if more
than one period applies, the relevant period is the
last period to expire):
(i)         in a case falling within Rule 9.1, six months
starting on the date on which the relevant
person makes an offer to obtain Control
of the Company;
(ii) in a case falling within Rule 9.4, one
months starting on the date on which the
court sanctions the compromise or
arrangement; and
(iii) in a case falling within Rule 9.3, four
weeks starting on the date on which the
relevant person become so bound or
entitled;
“Award”
A Cash Bonus or a Bonus Share Award made under
the rules of the Plan;

“Board”
The board of directors for the time being of the
Company or a duly authorised Committee thereof;
“Bonus Period”
The Financial Year over which the Performance
Targets must be satisfied in order for a Cash Bonus
to be granted to an Eligible Employee;
“Bonus Share Award”
An award made to an Eligible Employee in
accordance with Rule 2.1, being in one of the
following forms:
(A) an option to acquire Shares (exercisable for
a nil or nominal consideration); or
(B) an award of Shares (for nil or nominal
consideration) subject to restrictions; or
(C) a conditional right to receive Shares at no
cost to the Participant; or
(D) such other form which the Grantor considers
has a substantially similar purpose or effect,
whether the relevant Shares are procured by
an Employer or issued by the Company
pursuant to the costs thereof being borne by
the relevant Employer;
“Cash Bonus”
In relation to an Eligible Employee and any Financial
Year, the amount of any annual cash bonus which
he is awarded or which it is proposed shall be
awarded to him under the Plan on the satisfaction of
the Performance Targets and paid by the relevant
Employer;

“Committee”
Either:

(A)   in relation to the grant of Awards to executive
directors of the Company, the Remuneration
Committee; or

(B)   in relation to the grant of Awards to other
employees, such other duly authorised
committee of the Board as may be appointed
from time to time;
“Compliance Officer”
The compliance officer appointed by the Company
in respect of this Plan in accordance with section
97(1) of the Companies Act;
“Closing Price”
The closing price as defined in the JSE Listings
Requirements as amended from time to time. This
price is currently defined as the price determined by
and disseminated by the JSE based firstly on the
uncrossing price of the closing auction, or, failing
which, the volume weighted average price of the last
10 minutes of trade prior to the closing auction, or
failing which, the last automated trade price;
“Company”
AngloGold Ashanti Limited incorporated and
registered in South Africa (under registration no
1944/017354/06);
“Companies Act”
The Companies Act 71 of 2008 as amended, or any
law that may replace it wholly or in part from time to
time;
“Control”
The meaning ascribed thereto in the Takeover
Regulations;
“Date of Grant”
The date on which an Award is granted;
“Dealing Day”
Any day on which the JSE is open for the
transaction of business;

“Eligible Employee”
Any person who at the Date of Grant is:

(A)  an permanent employee of an Employer, who is
not a director; or

(B)  an executive director of an Employer who
devotes substantially the whole of his working
time to the business of the relevant Employer
(but for the avoidance of doubt shall exclude a
non-executive director of the Company); 4.1(a);
14.4; 14.5
“Employer”
A Participating Company that is the employer of the
relevant Eligible Employee from time to time;
“Financial Year”
A financial year of the Company;
“Grant Period”
The period commencing on the second Dealing Day,
or such later date at the discretion of the Grantor,
which date shall not exceed 42 days after any of the
following events:
(A)     the day on which the Plan is adopted by the
Company;
(B)     the day on which the Company makes an
announcement of its results for the last
preceding Financial Year, half-year or other
period;
(C)     any day on which the Grantor resolves that
circumstances exist which justify the grant of
Awards;
(D)     any day on which any change to any relevant
legislation affecting employees’ share
schemes is proposed or made;
(E)     the date of commencement of an Eligible
Employee’s employment with a Participating

Company provided that the Eligible Employee
is not already employed by a Participating
Company, but only in respect of that Eligible
Employee;
PROVIDED THAT if, by reason of any primary or
secondary legislation, regulation or government
directive or by reason of any agreement to which the
Company is or may be a party, the Grantor is
restricted from granting Awards under the Plan
during the period specified above, the relevant Grant
Period shall commence on the second Dealing Day,
or such later date at the discretion of the Grantor,
which date shall not exceed 42 days, after the
restriction is lifted,;
“Grantor”
The Committee (acting on behalf of the Company or
the relevant Employer, as the case may be) or the
Board or the Trustees acting on the recommendation
of, or with the consent of, the Committee, as the
case may be;
“Group Member”
A Participating Company or a body corporate which
is the Company’s holding company or a Subsidiary
of the Company’s holding company;
“Individual limits”
Grade Maximum
cash bonus
(as a % of
salary)
Total opportunity
(including bonus
shares awarded)
CEO 80% 200%
CFO and
Nominated
Executive
Directors
70% 175%
Members of the 60% 150%

Executive
Committee
Other
Management
25-50% between 55-
110%
(depending on
the level of the
Participant)
“ITASA”
The South African Income Tax Act No. 58 of 1962;
“JSE”
“JSE Listings
Requirements”
JSE Securities Exchange South Africa or any
successor body carrying on the business of a
securities exchange;

The Listings Requirements as amended from time to
time by the JSE, whether by way of practice notes or
otherwise;
“Market Value”
In relation to a Share on any day if and so long as
the Share is listed on the JSE, its Closing Price for
the immediately preceding Dealing Day;
“Participant”
Any Eligible Employee to whom an Award has been
granted or (where the context so admits) the
personal representative of any such person, the cost
of which shall be borne by the relevant Employer;
14.1(a); 14.5
“Participating Company”
(A) The Company; and
(B) Any other company which is under the Control
of the Company and is a Subsidiary of the
Company except one which the Grantor has
designated shall not be a Participating
Company;

“Performance Targets”
Such targets (if any) as the Committee may from
time to time determine which shall be measured over
the Bonus Period;
“Plan”
The AngloGold Ashanti Limited Bonus Share Plan
2005 in its present form or as from time to time
amended in accordance with the provisions hereof;
“Qualified Retiree”
Any Participant who ceases to be employed by an
Employer as a result of Qualified Retirement;
“Qualified Retirement”
Retirement by a Participant, either at the request of
the Participant or by the mutual agreement with the
Employer, provided that the following conditions are
met:
a) The Participant is a member of the executive
committee of the Company; and
b) The Participant is at least 55 years of age; and
c) The Retirement is approved by the
Remuneration Committee and any conditions
imposed by the Remuneration Committee are
fulfilled by the Participant;
“Remuneration Committee”
The remuneration committee of the Company acting
as an authorised Committee of the Board and acting
on behalf of all Participating Companies, which
consists of non-executive directors only;
“Retirement”
Retirement on or after the Participant’s contractual
retirement date;
“Rules”
The rules of the Plan as amended from time to time;
The operation of the Plan may at any time be altered
by the board in any respect. However, any
alternations to the advantage of participants to the
rules governing eligibility, limits on participation and

the number of new shares available under the Plan,
terms of vesting, adjustment of awards and the rights
of participants in the event of variation of the share
capital must be approved in advance by
shareholders in general meeting unless the
alteration or addition is minor in nature, or made to
benefit the administration of the Plan, to comply with
the provisions of any proposed legislation changes,
or to obtain or maintain favourable tax, exchange
control or regulatory treatment for participants or
group companies.
“Share”
A fully paid ordinary share in the capital of the
Company;
“Stay Award”
A Bonus Share Award made to a Participant during
or in relation to a Stay Period;
“Stay Period”
The period for which a Participant agrees to remain
in the employ of an Employer in respect of a Stay
Award;
“Subsidiary”
The meaning given by Section 3 of the Companies
Act;
“Takeover Regulations”
Fundamental Transactions and Takeover
Regulations (regulations 81 to 122) under Chapter 5
of the Companies Regulations, 2011 promulgated
under GN R351 of 26 April 2011;
“Tax Liability”
A liability to account for any tax, national insurance,
social security or other levy for which the Participant
entitled to the Award is liable in respect of an Award
by the Company or any Group Member (“the
Relevant Company”), whether by reason of grant,
vesting, exercise or otherwise and including for the
avoidance of doubt, any liability arising after
termination of a Participant’s employment for
whatever reason and which may arise or be incurred
in any jurisdiction whatever, and by the law of the

same jurisdiction may or shall be recovered from the
person entitled to the Award;
“Trustees”
The trustee or trustees for the time being of any
employee benefit trust established for the benefit of
all or substantially all of the Eligible Employees
which, for the avoidance of doubt, excludes any
executive directors; 14.4
“Vesting Date”
For Awards granted prior to 1 March 2013:
1.  The third anniversary of the Date of Grant or such
other later or earlier date as is determined by the
Grantor, after considering recommendations of
the relevant Employer, at the Date of Grant for all
Bonus Share Awards granted to and including
31 December 2007;
2.  Forty percent (40%) of Bonus Share Awards
granted from 1 January 2008 will vest on the first
anniversary of the Date of Grant or such other
later or earlier date as is determined by the
Grantor, after considering recommendations of
the relevant Employer, at the Date of Grant; and
3.  Sixty percent (60%) of Bonus Share Awards
granted from 1 January 2008 will vest on the
second anniversary of the Date of Grant or such
other later or earlier date as is determined by the
Grantor, after considering recommendations of
the relevant Employer, at the Date of Grant, or
4.  In the event that the Eligible Employee to whom
the Bonus Share Award was made has not
exercised his right in terms of (2.) and (3.) above,
and in the event that he only exercises his right
on the third anniversary of the Date of Grant, then

the Grantor, after considering recommendations
of the relevant Employer, will award to the
Eligible Employee, an additional twenty percent
(20%) of Bonus Share Awards at such date.

and for any Bonus Share Award granted from 1
March 2013, subject to Rule 9,
1.  Fifty percent (50%) of Bonus Share Awards will
vest on the first anniversary of the Date of Grant
or such other later or earlier date as is
determined by the Grantor, after considering
recommendations of the relevant Employer, at
the Date of Grant; and
2.  Fifty percent (50%) of Bonus Share Awards will
vest on the second anniversary of the Date of
Grant or such other later or earlier date as is
determined by the Grantor, after considering
recommendations of the relevant Employer, at
the Date of Grant.
“Vesting Period”
The period starting on the Date of Grant of a Bonus
Share Award and ending on the Vesting Date of a
Bonus Share Award.
1.2
Words and expressions not otherwise defined herein have the same meaning they have in ITASA.
1.3
Where the context so admits or requires words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.
1.4
Reference in the Rules of the Plan to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time, and shall include any regulations made thereunder.
1.5
The headings in the Rules of the Plan are for the sake of convenience only and should be ignored when construing the Rules.

2
GRANT OF AWARDS
2.1
The Grantor may during a Grant Period grant Awards to such Eligible Employees as it may in its absolute discretion determine. Subject to Rules 4, 5 and 9, a Cash Bonus shall only be granted to an Eligible Employee after the Committee has determined the extent to which the relevant Performance Targets have been satisfied. The number of Shares comprised in a Bonus Share Award, will be determined by the
Grantor in its absolute discretion at the Date of Grant, after considering recommendations of the relevant Employer. Such number will usually be determinable by dividing the value of the proposed Bonus Share Award to be granted by the Closing Price of the Shares trading on the JSE on the last Dealing Day prior to the Date of Grant. The grant of a Cash Bonus will be made net of an amount equal to any Tax Liability. 14.1(a); 14.1(f)
2.2
The value of a Cash Bonus and Bonus Share Award granted will be determined with reference to a specified percentage of an Eligible Employee’s basic salary based on the Eligible Employee’s grade as at the 31 December of the year preceding the Date of Grant. 14.1(f)
2.3
A Bonus Share Award grants a right to an Eligible Employee to acquire Shares on the specified Vesting Date subject to continued employment with the Participating
Companies. 14.1(f)
2.4
The grant of a Bonus Share Award or the delivery of any Shares following its vesting or exercise shall be subject to obtaining any approval or consent required under any applicable laws, regulations or governmental authority and the requirements of the
JSE and any other recognised stock exchange on which the Shares are traded.
2.5
As soon as practicable after the grant of a Bonus Share Award, the Grantor (or the relevant Employer acting on behalf of the Grantor) shall issue to each Participant a certificate evidencing the Bonus Share Award in such form as the Grantor may from time to time prescribe. Such certificate must state: 14.1(f)
2.5.1    the Date of Grant;
2.5.2    the number of Shares over which the Bonus Share Award has been granted to the Participant;

2.5.3   the first date on which any part of the Bonus Share Award vests or becomes capable of exercise and any subsequent dates on which any remaining part of the Bonus Share Award vests or becomes capable of exercise;
2.5.4   the date on which the Bonus Share Award will lapse pursuant to Rules
8.1.1, 8.1.2 or 8.1.3 or any earlier date on which the Grantor determines that the Bonus Share Award should lapse;
2.5.5   whether or not a Participant to whom a Bonus Share Award has been granted is entitled to receive any dividends which are paid in respect of the
Shares subject to the Bonus Share Award during the Vesting Period or dividend equivalents, or whether or not any such dividends will be re-
invested (either gross or net) in further Shares to be subject to the terms applying to the Bonus Share Award;
2.5.6   the form in which the Bonus Share Award is made; and
2.5.7   whether the Bonus Share Award is a Stay Award, and if so, the Stay
Period.
2.6
No payment by the Participant shall be required on the grant of a Bonus Share
Award. 14.1(d)(i)
2.7
Subject to the vesting of a Bonus Share Award or the rights of exercise by the
Participant’s personal representatives pursuant to Rule 5, every Bonus Share Award shall be personal to the Participant to whom it is granted and shall not be transferable or in any way alienable without the prior written agreement of the Grantor and such transfer shall be subject to such conditions as the Grantor may prescribe at that time.
14.1(e)
2.8
A Participant may surrender his Bonus Share Award in whole or in part within the period of 30 days immediately following the Date of Grant and if a Bonus Share
Award, or any part of a Bonus Share Award, is so surrendered, it shall be deemed for all purposes not to have been granted and shall therefore lapse. 14.3(f)
2.9      The costs of a Bonus Share Award shall be borne by the relevant Employer of the
Eligible Employee. In this regard –

2.9.1
the Employer shall be obliged to compensate the Company or the Grantor for all costs associated with implementing this Plan;
2.9.2
the Company shall be entitled to seek recourse from an Employer in respect of the relevant Bonus Share Award to the extent that the relevant Shares or cash, as the case may be, are paid by the Company;
2.9.3
the Employer shall be obliged to pay the subscription price for the relevant
Share at Market Value to the extent that Shares are to be issued by the Company.
3
NUMBER OF SHARES IN RESPECT OF WHICH AWARDS MAY BE GRANTED
3.1
Subject to Rule 13.1, the total number of Shares which may be allocated under the
Plan to Eligible Employees on any day shall not, when added to the aggregate of the number of Shares which have been allocated to Eligible Employees under the Plan and any other employees’ share incentive schemes adopted by the Company, exceed such number as represents 5 per cent of the ordinary share capital of the
Company in issue immediately prior to that day. The said percentage equates to
[17,000,000] ordinary shares in the share capital of the Company as at 31 December
2009. In the event of a discrepancy between the number of Shares and the percentage of issued Shares it represents, the number of Shares shall prevail over the stated percentage. 14.1(b)
3.2
Subject to Rules 11.3 and 13.1, the total number of Shares that may be allocated to any individual Eligible Employee on any day shall not, when added to the aggregate of the number of Shares which have been allocated under this Plan and any other employees’ share incentive scheme adopted by the Company to that Eligible
Employee, exceed 850,000 Shares representing 0.25 percent (being 5 per cent of 5 per cent) of the ordinary share capital of the Company as at 31 December 2009. In the event of a discrepancy between the number of Shares and the percentage of issued Shares it represents, the number of Shares shall prevail over the stated
percentage. 14.1(c)
3.3
In determining the above limits:
3.3.1    no account shall be taken of any Shares where the right to acquire such
Shares lapsed without being exercised, including pursuant to Rule 2.8 above;
14.3(f); 14.12

3.3.2  no account shall be taken of any Shares where the right to acquire such
Shares has been or is to be satisfied other than by the issue or allotment of any part of the share capital of the Company, for example, where Shares are purchased in the market. 14.9(c)
3.4
For the avoidance of doubt, references in this Rule 3 to the “allocation” of Shares shall mean, in the case of any share option plan, the placing of unissued Shares under option and, in relation to other types of employees’ share scheme, shall mean the commitment to issue Shares or the issue and allotment of Shares (whichever is the earlier).
4
RIGHTS OF VESTING AND EXERCISE OF AWARDS
4.1
A Bonus Share Award save as provided in Rules 4.2, 4.3, 4.3A, 4.3B, 5 and 9 below shall not vest or be exercised before the Vesting Date.
4.2
Where a Participant ceases to hold office or employment with a Group Member as a result of:
4.2.1    injury, illness or disability;
4.2.2    operational requirements dismissal within the meaning of the Labour
Relations Act No. 66 of 1995 (or applicable equivalent legislation);
4.2.3    the company which employs him ceasing to be a Group Member;
4.2.4    Retirement or early retirement by agreement with the company which employs him;
4.2.5    transfer or sale of the undertaking or part undertaking in which he is employed to a person who is not a Group Member;
that Participant may exercise any vested Bonus Share Award which was granted as a
“nil” cost option at any time during the period of six months following the date of cessation of employment (“the Exercise Period”). Where such cessation occurs during the Vesting Period, the Participant may exercise such proportion of the Bonus Share
Award during the aforementioned Exercise Period or such proportion of a Bonus Share
Award may vest having regard to the length of time that the Participant has held the office or employment during the Vesting Period apportioned on a monthly basis.
14.1(h)

4.3    A Participant who ceases to hold office or employment with a Group Member by virtue of the participant’s termination of services (resignation), may exercise any vested
Bonus Share Awards granted as a “nil” cost option by no later than the date of cessation. Any Bonus Share Awards which have not vested at the date of such cessation will lapse at that time. 14.1(h)
4.3A Where a Participant ceases to hold office or employment with a Group Member because he is a Qualified Retiree, any Award held by him, whether vested or unvested, shall vest on the Vesting Date and continue to be exercisable until it lapses in terms of Rule 8, regardless of his Qualified Retirement. Provided that, in the event that the date upon which an Award held by a Qualified Retiree is to lapse falls within a period during which Rule 7 applies, the date upon which the
Award lapses shall automatically be extended to the date 5 business days after the last day of that period. 14.1(h)
4.3B Where a Participant has completed a Stay Period, if that Participant ceases to hold office or employment with a Group Member, any Stay Award held by him, whether vested or unvested, shall vest on the Vesting Date and continue to be exercisable until it lapses in terms of Rule 8, regardless of the termination of office or employment. Provided that the provisions of this clause 4.3B shall not apply to a Stay Award a) if the termination of the Participant’s office or employment is by reason of dismissal for conduct, or b) if the Employer and the
Participant agree that it will not apply, or c) if the Participant fails to hold office or employment for the Stay Period.
4.4    Where a Participant ceases to hold office or employment with a Group Member by reason of termination of services by reason of the dismissal of the Participant for misconduct, all his Bonus Share Awards (whether vested or not) will lapse in accordance with Rule 8.1.9. 14.1(h)
4.5    In the event that Bonus Share Awards vest or become exercisable under Rule 4.2.3 and Rule 9, the provisions of Rule 9 shall prevail.
4.6    On the vesting or exercise of a Bonus Share Award in accordance with Rules 4.2, 4.3,
4.3A or 4.3B, the Grantor may, in consultation with the Participant and the Employer, agree that instead of delivering Shares to a Participant, the Employer may make a cash payment to the Participant of a sum equal to the number of Shares over which the Bonus Share Award has vested or is exercised (as at the date of vesting or exercise as the case may be).

5
RIGHTS OF VESTING AND EXERCISE ON DEATH 14.1(h)
5.1
In the event of the death of the Participant,
5.1.1    any vested Bonus Share Award which was granted as a “nil” cost option may be exercised;
5.1.2    any unvested Bonus Share Award will vest in such proportion having due regard to the length of time that the Participant has held the office or employment during the Vesting Period;
and the Bonus Share Award may be exercised at any time during the period of twelve months following the date of death (“the Exercise Period”).
5.2 On the vesting or exercise of a Bonus Share Award in accordance with Rule 5.1. or a
Bonus Share Award granted in accordance with Rule 5.2, the Committee may determine, in its absolute discretion, that instead of delivering Shares to the
Participant’s personal representatives, a cash payment shall be made to the
Participant’s personal representatives by the Employer (or in circumstances where the Company has paid same, by seeking compensation from the Employer) of a sum equal to the Market Value of the number of Shares over which the Bonus Share
Award has vested or is exercised (as at the date of vesting or exercise as the case may be).
6
GENERAL PROVISIONS ON TERMINATION OF EMPLOYMENT
6.1
For the purpose of this Plan, no person shall be treated as ceasing to hold an office or employment with a Group Member by virtue of which that person is eligible to participate in the Plan until that person ceases to hold any office or employment with any Group Member.
6.2
For the purpose of this Plan, a woman on maternity leave will not cease to hold an office or employment with a Group Member until the earlier of the date on which she notifies her employer of her intention not to return or the date on which she ceases to have statutory or contractual rights to return to work.
7
RESTRICTION ON GRANT AND EXERCISE
No Bonus Share Award may be granted, vested, exercised, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with any provisions in the Companies Act or the provisions of the JSE Listings

Requirements, as amended from time to time, or the Company’s policy in force from time to time, in relation to closed periods in respect of dealings in securities.
8
LAPSE OF AWARDS
8.1
Bonus Share Awards shall lapse upon the occurrence of the earliest of the following events:
8.1.1    for Bonus Share Awards made in the form of a “nil” cost option, the tenth anniversary of the Date of Grant (unless the Grantor specifies any earlier date);
8.1.2    for Bonus Share Awards in the form of an award of Shares subject to restrictions the fifth anniversary of the Date of Grant (unless the Grantor specifies any other date);
8.1.3    for Bonus Share Awards in such other form , the period specified by the
Grantor at the Date of Grant under Rule 2.5.4;
8.1.4    the expiry of any of the periods specified in Rules 4.2, 4.3, 4.3A, 4.3B and
5
(save that if at the time the applicable period under Rules 4.2, 4.3, 4.3A, or 4.3B expires, time is running under the period in Rule 5, the Bonus
Share Award shall not lapse by reason of this Rule 8.1.4 until the expiry of the period specified in Rule 5);
8.1.5    the expiry of any of the periods specified in Rules 9.1, 9.3, 9.4 and 9.5 save where an Bonus Share Award is released in consideration of the grant of a
New Bonus Share Award pursuant to Rule 9.6;
8.1.6    subject to Rule 9.5, the passing of an effective resolution, or the making of an order by the Court, for the winding-up of the Company;
8.1.7    the Participant being deprived of the legal or beneficial ownership of the
Bonus Share Award by operation of law, or doing or omitting to do anything which causes him to be so deprived or being sequestrated;
8.1.8    the Participant purporting to transfer or dispose of the Bonus Share Award or any rights in respect of it other than as permitted under Rule 2.7; and
8.1.9    the Participant ceasing to hold an office or employment by reason of the dismissal of the Participant for misconduct or giving or being given notice to terminate employment with a Group Member by reason of the dismissal of the Participant for misconduct. 14.1(h)
9
CHANGE OF CONTROL, REORGANISATION, WINDING UP AND TAKEOVER
14.1(g)
9.1
Subject to Rules 9.3, 9.6 and 9.10 below, if any person makes an offer to obtain
Control of the Company, Bonus Share Awards shall vest or be exercised within six months of the time when the person making the offer to obtain Control of the
Company and, if applicable, all conditions subject to which the offer is made have been satisfied.
9.2
For the purpose of Rule 9.1 a person shall be deemed to have made an offer to obtain Control of the Company if he and others who act in concert (as defined by section 117(b) of the Companies Act), with him have together made an offer to obtain
Control of it.
9.3
Subject to Rules 9.6 and 9.10, if any person becomes bound or entitled to acquire
Shares under Section 124 of the Companies Act (dealing with compulsory acquisitions of securities of minorities in affected transactions) and/or under Section
123 of the Companies Act (dealing with mandatory offers), as read with any relevant provision of the Takeover Regulations, a Bonus Share Award will vest or be exercised within a period of four weeks beginning from the date on which that person becomes so bound or entitled.
9.4
Subject to Rule 9.6, if–
9.4.1    under Section 114 of the Companies Act, a scheme of arrangement has been approved, subject to the requirements for approval in terms of section
115 of the Companies Act; or
9.4.2    under Section 155 of the Companies Act, a compromise is approved by the creditors of a Participating Company and sanctioned by the Court (if the
Participating Company applies for that compromise to be sanctioned by the
Court in terms of section 155(7) of the Companies Act),
the Participant will then, subject to Rule 9.10, be vested with the Bonus Share
Award or, as the case may be, exercise the Bonus Share Award subject to the terms of this Rule 9.4 during a period of one month commencing on the date on which the scheme of arrangement or compromise is approved, or sanctioned by the Court, as the case may be.
9.5
If notice is duly given of a resolution for the voluntary winding-up of the Company, the
Company shall give notice thereof to all Participants to whom an Award has been granted. Subject to Rules 9.6 and 9.10,
a Bonus Share Award will then vest or be
exercised pending the passing of the resolution; provided that any such exercise of a
Bonus Share Award pursuant to this Rule 9.5 shall be conditional upon the said resolution being duly passed. If such resolution is duly passed all Bonus Share
Awards shall, to the extent that they have not vested or been exercised, lapse immediately. 14.1(e)
9.6
If a company makes an offer to obtain Control of the Company in accordance with
Rule 9.1, or obtains Control of the Company in accordance with Rule 9.4, or becomes bound or entitled in accordance with Rule 9.3, any Participant may at any time within the Appropriate Period, by agreement with the relevant company, release any Bonus Share Award which has not lapsed (“the Old Bonus Share Award”) in consideration of the grant to him of a Bonus Share Award which is equivalent to the
Old Bonus Share Award but relates to shares in a different company (whether the company which has made an offer, or obtained Control of the Company itself or some other company) (“the New Bonus Share Award”).
9.7
For the purposes of Rule 9.6 the provisions of the Plan shall be construed as if:
9.7.1    the New Bonus Share Award was an Award granted under the Plan at the same time as the Old Bonus Share Award;
9.7.2    except for the purpose of the definition of “Participating Company” in Rule 1 and the reference to “the Company” in Rule 15.2, the reference to
AngloGold Ashanti Limited in the definition of “the Company” in Rule 1 were a reference to the different company mentioned in Rule 9.6;
9.8
Rules 9.1, 9.3 and 9.4 above shall not apply where:
9.8.1    the events form part of a scheme of arrangement whereby Control of the
Company is obtained by another company (“the Acquiring Company”);
9.8.2    immediately after the Acquiring Company obtains Control, the issued equity share capital of the Acquiring Company is owned substantially by the same persons who were equity shareholders of the Company immediately prior to the Acquiring Company obtaining Control; and
9.8.3    the Acquiring Company has agreed to grant new Awards in accordance with Rule 9.6 in consideration for the release of any Awards which have not lapsed.
9.9
If the Company has been or will be affected by any dividend in specie, super dividend or other transaction which will adversely affect the current or future value of any
Bonus Share Awards, the Grantor may, acting fairly, reasonably and objectively, allow all (but not only some) such Bonus Share Awards to vest or be exercised conditionally upon the happening of such event. The Grantor will specify the period of exercise of such Bonus Share Awards in these circumstances. The Grantor will notify any Participant to whom an Award has been granted who is affected by this
Rule in accordance with Rule 14.1.
9.10    Where, during the Vesting Period, Rules 9.1, 9.3, 9.4 or 9.5 apply, the proportion of the Bonus Share Award that may vest or be exercised shall be determined by the
Grantor in its absolute discretion having regard to the period of time that has elapsed between the Date of Grant of the Bonus Share Award and the date of the relevant corporate event referred to in the relevant Rule above, apportioned on a monthly basis.
9.11    Where one of the corporate events referred to in Rules 9.1, 9.3, 9.4 or 9.5 occurs during a Bonus Period, the Grantor may, in its discretion, determine the extent to which an Eligible Employee to whom it was contemplated an Award might be made in respect of that Bonus Period shall receive a Cash Bonus (if any) in respect of that
Bonus Period (having regard to the extent to which any Performance Targets have been met at the date of the relevant corporate event). In these circumstances, the terms of a Bonus Share Award (if any) to be granted to that Eligible Employee shall be determined by the Grantor in its absolute discretion (including without limitation, the form of, and number of Shares comprised in, such a Bonus Share Award, and the terms of vesting and/or exercise of such a Bonus Share Award).

10
MANNER OF VESTING AND EXERCISE
10.1    A Bonus Share Award in the form of a “nil” cost option may be exercised in whole or in part.
10.2    A Bonus Share Award may be exercised by the delivery in writing or in electronic format to the Company Secretary (as agent for the Grantor), or his duly appointed agent, of a Bonus Share Award certificate covering at least all the Shares over which the Bonus Share Award is then to be exercised, with the notice of exercise in the prescribed form duly completed and signed by the Participant (or by his duly authorised agent) to the Company (as agent for the Trustees where the Trustees have agreed to satisfy the Bonus Share Award) in respect of the Shares over which the Bonus Share Award is to be exercised, unless the Grantor determines that a different exercise procedure should apply.
10.3    The effective date of exercise shall be the date of delivery of the notice of exercise.
For the purposes of this Plan a notice of exercise shall be deemed to be delivered when it is received by the Company.
10.4     There shall be no consideration payable upon the Vesting or exercise of a Bonus
Share Award. 14.1(d)(ii)
10.5     In the event that any Tax Liability becomes due on the vesting or exercise of a Bonus
Share Award, the Participant will be deemed to have given irrevocable instructions to the Company’s brokers (or any other person acceptable to the Company) for the sale of sufficient Shares acquired on the vesting or exercise of the Award to realise an amount equal to the Tax Liability and the payment of that amount to the Relevant
Company, unless:
10.5.1   the Relevant Company decides in its absolute discretion to and is able to deduct an amount equal to the whole of the Tax Liability from the
Participant’s net pay for the relevant pay period; or
10.5.2  the Participant has paid to the Relevant Company an amount equal to the
Tax Liability; or
10.5.3   the Grantor determines otherwise.

11
DIVIDENDS 14.1(e)
11.1    Participants may (to the extent not already entitled), at the discretion of the Grantor, receive dividends or dividend equivalents in respect of their Bonus Share Awards in such form as the Grantor at its discretion determines including, without limitation, the following:
11.1.1  a discretionary cash payment paid to the Participant, which is equal in value to the dividends (gross or net value at the discretion of the Grantor)
which would have been paid on a Bonus Share Award of actual Shares
(equivalent to the number of Shares in respect of which the Bonus Share
Award vests) during the Vesting Period and treating such dividends as having been re-invested in Shares at the respective payment dates for the purposes of this calculation;
11.1.2  at the time the Bonus Share Award vests, an award of, or the grant of a nil cost option over, such number of Shares as could have been purchased if the dividends (gross or net value at the discretion of the Grantor) which would have been paid on a Bonus Share Award of actual Shares
(equivalent to the number of Shares in respect of which the Bonus Share
Award vests) had been re-invested in Shares at the respective payment dates of the dividends which were paid during the Vesting Period.
11.2    For the avoidance of doubt, where an option is granted or Shares are awarded under
Rule 11.1 above in respect of a Bonus Share Award, the definition of “Bonus Share
Award” shall be where appropriate, interpreted in relation to such a Bonus Share
Award to include such additional option or Shares.
11.3    For the further avoidance of doubt, any cash or Shares awarded under this Rule 11 shall not count towards the individual limits in Rule 3.
12
TRANSFER OF SHARES
12.1    Subject to Rule 12.3 Shares to be issued or transferred pursuant to the vesting or exercise of a Bonus Share Award shall be allotted or transferred to the Participant (or his nominee) within 30 days following the date of effective exercise or vesting of the
Bonus Share Award. Shareholder rights in respect of the Shares will be acquired upon this allotment or transfer. 14.1(e)

12.2    Subject to Rule 12.3, the Grantor shall procure the transfer of any Shares to be transferred to a Participant (or his nominee) pursuant to the vesting or exercise of a
Bonus Share Award within 30 days following the date of effective exercise of the
Bonus Share Award, the cost thereof being borne by the relevant Employer of the
Participant, or the former Employer in the event that the Participant is a Qualified
Retiree, or the provisions of clause 4.3B apply.
12.3    The allotment or transfer of any Shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.4 above.
12.4    The Company may, at its election, instruct the relevant Employer to settle the Bonus
Share Awards by purchasing, or procuring the purchase of, Shares in the market and requiring those Shares to be delivered to Participants on the vesting or exercise of
Bonus Share Awards. 14.9(c)
12.5    Shares issued pursuant to the Plan will rank in all respects with the Shares then in issue, except that they shall not rank for any right attaching to Shares by reference to a record date preceding the date of allotment. 14.1(e)
12.6    Without prejudice to Rule 11, if Shares are transferred pursuant to the Plan the
Participant shall not be entitled to any rights attaching to Shares by reference to a record date preceding the date of transfer. 14.1(e)
12.7    Shares will only be issued or purchased once a Participant to whom they will be allocated has been formally identified. 14.9(a)
12.8    Shares, or rights thereto, held in trust or by the Plan will only be sold once the employment of a Participant has been terminated or a Participant is deceased, or on behalf of a Participant once the Bonus Share Awards have vested or been exercised.
14.9(b)
12.9    If and so long as the Shares are listed on the JSE, the Company shall apply for listing of any Shares issued pursuant to the Plan as soon as practicable after the allotment thereof.
13
ADJUSTMENTS
13.1    The number of Shares over which a Bonus Share Award is granted and the conditions of vesting or exercise (and where a Bonus Share Award has vested or has been exercised but no Shares have been allotted or transferred pursuant to such vesting or exercise, the number of Shares which may be so allotted or transferred)
shall be adjusted in such manner as the Grantor shall determine following any capitalisation issue, any offer or invitation made by way of rights, subdivision, consolidation, reduction, other variation in the share capital of the Company or any other exceptional event which in the reasonable opinion of the Grantor justifies such an adjustment. Such adjustment should give the Participant an entitlement to the same portion of the equity capital as that to which he was entitled prior to the occurrence of the relevant event or, if this is not possible due to the nature of the transaction, such adjustment should maintain the value of the Bonus Share Award and ensure that the value of the Bonus Share Award immediately after the relevant event is substantially equivalent to the value of the Bonus Share Award immediately prior to the relevant event. 14.1(g); 14.3(a),(b)
13.2    The auditors of the Company shall confirm to the JSE in writing that any adjustments are in accordance with the provisions of the Plan. 14.3(d)
13.3    Any adjustments made under this Rule 13 will be reported on in the Company’s annual financial statements in the year during which the adjustment is made. 14.3(e)
13.4    The issue of Shares as consideration for an acquisition, the issue of Shares for cash and the issue of Shares or a vendor consideration placing will not be regarded as a circumstance requiring adjustment under this Rule 13. 14.3(c)
13.5    The Grantor shall take such steps as it may consider reasonable and necessary to notify Participants of any adjustment made under this Rule 13 and to call in, cancel, endorse, issue or reissue any certificate consequent upon such adjustment.
14
ADMINISTRATION
14.1     Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by electronic means or post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment, and where a notice or other communication is given by post, it shall be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery.

14.2    The Company may distribute to Participants copies of any notice or document normally sent by the Company to the holders of Shares.
14.3    In the case of partial exercise of a Bonus Share Award, the Grantor may in consequence call in, endorse, cancel and reissue, as it considers appropriate, any certificate for the balance of the Shares over which the Bonus Share Award was granted.
14.4    If any certificate shall be worn out, defaced or lost, it may be replaced on such evidence being provided as the Grantor may require.
14.5    The Company shall at all times keep available for allotment unissued Shares at least sufficient to satisfy all Bonus Share Awards under which Shares may be subscribed or the Grantor shall procure that sufficient Shares are available for transfer to satisfy all Bonus Share Awards under which Shares may be acquired.
14.6    The Plan shall be administered by the Board. The Board shall have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt such regulations for administering the
Plan and such forms of exercise as it may deem necessary or appropriate. Decisions of the Board shall be final and binding on all parties.
14.7    The Board shall appoint a Compliance Officer as required by section 97(1) of the
Companies Act who shall, for and on behalf of the Board, be responsible for the day to day administration of the Plan and compliance by the Company and the Board with the provisions of section 97(2) of the said Companies Act.
14.8    The costs of introducing and administering the Plan shall be borne by the Employers in such proportions, with reference to the Eligible Employees participating in the Plan, as the Board shall in its discretion decide.
15
ALTERATIONS
15.1    Subject to Rules 15.2 and 15.4, the Board may at any time (but only with the prior consent of the Trustees if there are subsisting Awards which they have agreed to satisfy or which will be affected by the alteration or addition) alter or add to all or any of the provisions of the Plan in any respect.
15.2    Subject to Rule 15.3 no alteration or addition shall be made under Rule 15.1 to:
15.2.1 the persons to whom Awards may be granted under the Plan; 14.1(a)

15.2.2  the limitations on the number of Shares which may be issued under the
Plan; 14.1(b)
15.2.3  the individual limits on participation for each Participant in the Plan; 14.1(c)
15.2.4  the basis upon which Bonus Share Awards are made; the amount, if any, payable on grant, vesting or exercise of a Bonus Share Award; the basis for determining any price paid by Participants (if applicable); the period in which any such payments to provide the same, must be made; 14.1(d);
14.1(f)
15.2.5  the procedure to be adopted on termination of employment or retirement of a Participant; 14.1(h)
15.2.6  the voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, attaching to the Shares and to any options (if appropriate); 14.1(e)
15.2.7  the rights of Participants in the event of a variation of the share capital, change of control, reorganisation, winding up and takeover; and 14.1(g)
15.2.8  the terms of this Rule 15.2;
without the prior approval of the JSE and shareholders by ordinary resolution of 75 per cent of the shareholders of the Company in general meeting present or by proxy, excluding all the votes attached to Shares owned and controlled by persons who are existing Participants in the Plan and which have been acquired in terms of the
Plan.14.2
15.3     Rule 15.2 shall not apply to any minor alteration or addition which is to benefit the administration of the Plan or to take account of any change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment for the
Company, or any Subsidiary of the Company or any Participant.
15.4     No alteration or addition shall be made under Rule 15.1 which would materially abrogate or adversely affect the subsisting rights of a Participant unless it is made:
15.4.1   with the consent in writing of such number of Participants as hold Bonus
Share Awards under the Plan to acquire 75 per cent of the Shares which would be issued or transferred if all Bonus Share Awards granted and subsisting under the Plan were vested or exercised; or
15.4.2  by a resolution at a meeting of Participants passed by not less than 75 per cent of the Participants who attend and vote either in person or by proxy, and for the purposes of this Rule 15.4 the provisions of the Articles of Association of the Company relating to shareholder meetings shall apply mutatis mutandis.
15.5     Notwithstanding any other provision of the Plan other than Rule 15.1 and 15.2 the
Board may, in respect of Awards granted to Eligible Employees who are or who may become subject to taxation outside South Africa on their remuneration amend or add to the provisions of the Plan and the terms of Awards as it considers necessary or desirable to take account of or to mitigate or to comply with relevant overseas taxation, securities or exchange control laws provided that the terms of Awards granted to such Eligible Employees are not overall more favourable than the terms of
Awards granted to other Eligible Employees.
15.6     As soon as reasonably practicable after making any alteration or addition under Rule
15.1, the Board shall give written notice thereof to any Participant materially affected thereby.
15.7     No alteration to the Plan under this Rule 15 shall require the consent of any person unless expressly provided in the Rules.
16
LEGAL ENTITLEMENT
16.1    Nothing in the Plan or in any instrument executed pursuant to it will confer on any person any right to continue in employment, nor will it affect the right of the provider of any service relationship to terminate the employment of any person without liability at any time with or without cause, nor will it impose upon the Grantor or any other person any duty or liability whatsoever (whether in contract, delict or otherwise) in connection with:
16.1.1  the lapsing of any Award pursuant to the Plan;
16.1.2  the failure or refusal to exercise any discretion under the Plan; and/or
16.1.3  a Participant ceasing to be a person who has a service relationship for any reason whatsoever.

16.2    Awards shall not (except as may be required by taxation law) form part of the emoluments of individuals or count as wages or remuneration for pension or other purposes.
16.3    Any person who ceases to have the status or relationship of an employee with any
Participating Company as a result of the termination of his employment for any reason and however that termination occurs, whether lawfully or otherwise, shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for dismissal or by way of compensation for loss of office or employment or otherwise to any sum, damages or other benefits to compensate that person for the loss of alteration of any rights, benefits or expectations in relation to any Award, the
Plan or any instrument executed pursuant to it.
16.4    The benefit of this Rule 16 is given to the Company for itself and as trustee and agent of each Group Member. To the extent that this Rule benefits any company which is not a party to the Plan, the benefit shall be held on trust and as agent by the
Company for such company and the Company may, at its discretion, assign the benefit of this Rule 16 to any such company.
17
GENERAL
17.1    The Plan shall endure for an indefinite period until terminated by a resolution of the directors or a resolution of the Company in general meeting, but that termination will not affect or modify any existing rights or obligations of the Participants and the
Grantor will continue to administer the Plan for so long as it may be necessary to give effect thereto.
17.2    The Company and any Subsidiary of the Company may provide money to the
Trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 44 of the Companies Act.
17.3    The Company may require any Subsidiary to enter into such other agreement or agreements as it shall deem necessary to oblige such Subsidiary to reimburse the
Company for any other amounts paid by the Company hereunder, directly or indirectly in respect of such Subsidiary’s employees.
17.4     Nothing in the Plan shall be deemed to give any employee of any Participating
Company any right to participate in the Plan.

17.5    To the extent that the Company or a share trust established for the purpose of implementing this Plan, acquires or holds Shares for the purpose of this Plan, the voting rights attaching to such Shares shall not be taken into account at any general annual general meetings held by Company for any JSE resolution voting purposes.
The voting rights attaching to such Shares shall also not be taken into account for the purposes of determining categorisations as detailed in Section 9 of the JSE Listing
Requirements. 14.10
17.6    The Company shall disclose in its financial statements the number of Shares that may be utilised for purposes of the Plan at the beginning of the accounting period and changes in such number during the accounting period and the balance of securities available for utilisation for purposes of the Plan at the end of the accounting period. 14.8
17.7    The Company will ensure compliance with paragraphs 3.63-3.74 (directors dealings)
of the JSE Listings Requirements in terms of share dealings by the Company relating to the Plan. 14.9(d)
17.8    These Rules shall be governed by and construed in accordance with the laws of
South Africa, including conflicts of laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 09, 2013
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary